UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2024

Commission File Number: 001-40210

Tuya Inc.

10/F, Building A, Huace Center

Xihu District, Hangzhou City

Zhejiang, 310012

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒               Form 40-F   ☐

EXPLANATORY NOTE

We made the announcements dated August 26, 2024, with The Stock Exchange of Hong Kong Limited in relation to the financial results for the quarter ended June 30, 2024, and our interim results for the six months ended June 30, 2024, as well as declaration of special dividend. For details, please refer to exhibits 99.1 to this current report on Form 6-K.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Announcement—Unaudited Q2 Financial Results & Interim Results Announcement and Declaration of Special Dividend
99.2	Press Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tuya Inc.

By	:	/s/ Yao (Jessie) Liu
Name	:	Yao (Jessie) Liu
Title	:	Chief Financial Officer

Date: August 26, 2024

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